Exhibit 99.1

Annual General Meeting in Forward Pharma A/S

NOTICE TO CONVENE ANNUAL GENERAL MEETING

The annual general meeting in Forward Pharma A/S will be held on

Wednesday 3 May 2017 at 2.00 pm (CET)

at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

AGENDA

(a)         The board of directors’ report on the company’s activities in the past financial year.

(b)         Proposal regarding preparation and presentation of the annual report in English

(c)          Presentation and adoption of the audited annual report.

(d)         Distribution of profit according to the adopted annual report.

(e)          Discharge of the board of directors and the management board.

(f)           Election of members to the board of directors.

(g)          Appointment of auditor.

(h)         Any other business.

ELABORATION ON ITEMS ON THE AGENDA

Item (b):

The board of directors proposes that the company prepares and presents the annual report in English. Consequently, article 14 of the company’s articles of association will be amended to read as follows:

“14 ACCOUNTS

14.1 The company’s financial year follows the calendar year.

14.2 The Company’s annual report is prepared and presented in English.”

Item (c):

The board of directors proposes that the audited annual report for 2016 is adopted by the general meeting.

Item (d):

The board of directors proposes that the profit for the accounting year 2016 be carried forward by transfer to the accumulated deficit.

Item (e):

The board of directors proposes that the discharge of the board of directors and the management board is approved.

Item (g):

According to clause 13.1 of the articles of association, the company’s auditor is elected for a term of one year. The board of directors proposes that Ernst & Young Godkendt Revisionspartnerselskab, CVR-no. 30700228, is re-elected.

Item (h):

No decisions or proposals can be adopted under item (h).

ADDITIONAL INFORMATION

Majority requirements

All proposals on the agenda may be adopted by a simple majority of votes.

Share capital

The current share capital of the company is DKK 4,718,399.90, divided into 47,183,999 shares of DKK 0.10 each. Each share of DKK 0.10 carries one vote.

Record date

The record date is Wednesday 26 April 2017 end of day (CET).

Participation and voting rights

The right of a shareholder to attend and vote at a general meeting is determined by the shares held by the shareholder at the record date.

The number of shares held by each shareholder at the record date shall be calculated based on (i) the number of shares registered in the company’s register of shareholders and (ii) any notification of ownership received by the company but not yet registered in the company’s register of shareholders.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card

Access to the annual general meeting is conditional on the shareholder having requested an admission card by Friday 28 April 2017 end of day (CET).

Admission cards for the annual general meeting may be obtained by:

•                  contacting Forward Pharma A/S by phone +45 33 44 42 42, or

•                  returning the attached request for admission card form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

How to submit a proxy

Proxies shall be submitted by Tuesday 2 May 2017 end of day (CET).

Voting instructions by proxy may be completed and submitted by:

•                  returning the attached proxy form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

From shareholders unable to attend the annual general meeting, the board of directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the respective items on the agenda.

According to Danish law, a proxy issued to the board of directors for the annual general meeting is only valid if it is in writing.

How to vote by correspondence

Shareholders may vote by correspondence no later than Tuesday 2 May 2017 end of day (CET) by:

•                  returning the attached voting by correspondence form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Votes by correspondence cannot be withdrawn.

Information on the website

Further information on the general meeting will be available on www.forward-pharma.com à ‘Investors’ until and including the date of the annual general meeting, including:

•                  The notice convening the general meeting;

•                  The total number of shares and voting rights on the date of the notice;

•                  The documents to be presented at the general meeting;

•                  The agenda and the complete proposals as well as the audited annual report;

•                  The forms to be used for voting by proxy or voting by correspondence.

18 April 2017

The board of directors of Forward Pharma A/S